FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





5 May 2005

               COLT APPOINTS MANAGING DIRECTOR, CUSTOMER SERVICE,
                            NETWORKS AND OPERATIONS

COLT Telecom Group plc, a leading European provider of business communications, today announced the appointment of Paul Richman to the role of Managing Director, Customer Service, Networks and Operations, reporting to Chief Executive Officer, Jean-Yves Charlier.

Paul was previously Managing Director, Global Managed Services at Dimension Data where he was responsible for the managed services operations across 42 countries and nearly 6,000 employees. Prior to that he spent more than five years in senior management roles in network engineering and managed services at Equant. He began his career with ICL in 1983.

Paul succeeds Ken Starkey, who returns to Fidelity Investments Systems Company in Boston to be Executive Vice President Operations after his secondment to COLT. As Managing Director, Customer Service, Network and Operations, Paul will lead the team responsible for continuing to improve the award winning quality of service of the COLT network and data centres while deploying new Ethernet and IP services and pursuing cost competitive initiatives.

Commenting on the appointment, Jean-Yves Charlier said: "Paul brings the depth and breadth of technical expertise together with the strong customer focus needed to ensure that COLT's world class network and data centres provide the best-in-industry quality and service our customers expect from us. This latest appointment completes the new COLT senior management team brought together to deliver the company's new strategic roadmap, Future in Focus."

NOTE TO EDITORS

The COLT Senior Management team now comprises:
Jean-Yves Charlier - Chief Executive Officer
Tony Bates - Chief Administrative and Financial Officer
Paul Richman - Managing Director, Customer Service, Networks and Operations Alireza Mahmoodshahi - Chief Technology Officer
Bruce King - Managing Director, Human Resources
Tanuja Randery - Managing Director, Strategy and Business Transformation Detlef Spang - Managing Director, Sales and Marketing
Wolfgang Essig - Managing Director, Germany
Tim Wort - Managing Director, UK
Lakh Jemmett - Managing Director, Strategic Markets
Richard Blaustein - Managing Director, France

About COLT:
COLT is one of the leading European providers of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc, COLT's parent company, is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). Information about COLT and its services can be found at www.colt.net

For more information, please contact:
Gill Maclean
COLT Telecom Group plc
Tel: +44 (0) 20 7863 5314
Email: gill.maclean@colt.net






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 5 May 2005                                     COLT Telecom Group plc


                                                     By: ___Jane Forrest___

                                                     Jane Forrest
                                                     Company Secretary